Issuer Free Writing Prospectus dated July 30, 2021

Filed Pursuant to Rule 433 of the Securities Act of 1933

Relating to Preliminary Prospectus dated July 26, 2021

Registration Statement No. 333-257809

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated July 26, 2021 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-257809) relating to these securities. The Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1856725/000119312521223596/d151628ds1a.htm

You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. References to “we,” “us,” “our,” the “Company” and “Rani,” refer to Rani Therapeutics Holdings, Inc. The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer:	Rani Therapeutics Holdings, Inc.

Nasdaq Global Market trading symbol:	“RANI”.

Class A common stock offered by us:	6,666,667 shares.

Underwriters’ option to purchase additional shares of Class A common stock:	The underwriters have a 30-day option to purchase up to 1,000,000 additional shares of Class A common stock from us as described under the heading “Underwriting” in the Preliminary Prospectus.

Class A common stock to be outstanding immediately after this offering:	18,738,682 shares (or 19,738,682 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The foregoing shares exclude 30,813,262 shares of Class A common stock issuable upon the exchange or redemption of outstanding LLC Interests and 1,210,981 shares of Class A common stock issuable upon the exercise of outstanding options with an exercise price of $9.45 per share.

Initial public offering price:	$11.00 per share.

Potential insider participation:	South Lake One LLC and its affiliates (collectively, “South Lake One”) have indicated an interest in purchasing approximately $69.3 million of shares (or 6,300,000 shares) in the aggregate of our Class A common stock in this offering at the initial public offering price. Immediately following the closing of this offering, South Lake One will beneficially own approximately 24.1% of our stock, representing approximately 3.7% of our voting power (or approximately 23.6% of our stock, representing approximately 3.7% of our voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

Insider ownership:	Immediately following the closing of this offering, our named executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will hold approximately 78.7% of our outstanding stock, representing approximately 85.4% of our voting power (or approximately 77.1% of our stock, representing approximately 85.2% of our voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Lock-up agreement:

All of our executive officers and directors and the holders of substantially all of our equity securities, including South Lake One, are subject to lock-up agreements that restrict their ability to transfer shares of our Class A common stock, stock options and other securities convertible into, exchangeable for, or exercisable for our Class A common stock during the period ending on, and including, the 180th day after the date of the underwriting agreement to which this offering relates, subject to specified exceptions. BofA Securities, Inc. and Stifel, Nicolaus & Company, Incorporated may, in their discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Pursuant to the lock-up agreement and unless waived, South Lake One will be unable to trade any shares of our Class A common stock purchased by South Lake One in this offering.

As a result, any purchase of shares of our Class A common stock by South Lake One in this offering may reduce the liquidity of our Class A common stock relative to what it would have been had these shares been purchased by other investors not subject to lock-up agreements.

Use of proceeds:

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $64.1 million (or approximately $74.3 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

We believe, based on our current operating plan, our existing cash and cash equivalents as of June 30, 2021, together with the net proceeds from this offering, will be sufficient to fund our operations for at least the next 12 months. We believe that the net proceeds from this offering will allow us to initiate our planned clinical development to the end of 2023, which includes initiating a repeat dose platform study for RT-101 and initiating Phase 1 clinical trials for RT-105, RT-102, RT-109 and RT-110.

See “Use of Proceeds” in the Preliminary Prospectus.

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The Company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates, which was declared effective by the SEC on July 29, 2021. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from: BofA Securities, Inc., Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, or by telephone at (800) 294-1322, or by email at dg.prospectus_requests@bofa.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com; Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com; and Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by email at prospectus@cgf.com.